UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

               Brenex Oil Corporation dba CinemaElectric, Inc.
                               (Name of Issuer)

                   COMMON STOCK, PAR VALUE $0.0001 PER SHARE.
                         (Title of Class of Securities)

                                  17243E 10 0
                                (CUSIP Number)

                              Jeffrey D. Jenson
                               89 Lone Hollow
                              Sandy, Utah 84092
                                (801) 278-9424
                                --------------
     (Name,  Address  and  Telephone  Number  of  Person Authorized  to
                     Receive  Notices  and  Communications)

                               November 26, 2003
                               -----------------
   (Date  of  Event  which  Requires  Filing  of  this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  SCHEDULE 13D


                              CUSIP NO. 17243E 10 0

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      1.    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Jeffrey D. Jenson
------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

            (a)
            (b) X

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      3.    SEC USE ONLY

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      4.    SOURCE OF FUNDS

            OO (Dissolution of limited partnership formed in 1999.)
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      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS  2(d)  or  2(e)

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      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
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      7.    SOLE VOTING POWER

            2,931,505

         NUMBER OF
          SHARES                  8.    SHARED VOTING POWER
      BENEFICIALLY
         OWNED  BY                      0
      EACH REPORTING
          PERSON                  9.    SOLE DISPOSITIVE POWER
          WITH
                                        2,931,505

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                                  10.   SHARED DISPOSITIVE POWER

                                        0
------------------------------------------------------------------------------

      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

            2,931,505

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      12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES

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      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.5%

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      14.   TYPE OF REPORTING PERSON

            IN
------------------------------------------------------------------------------

*  The reporting person expressly disclaims (i) the existence of any group and
   (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.


                                  SCHEDULE 13D

ITEM  1.  SECURITY AND ISSUER.

     This statement relates to the common stock, par value $0.0001 per share (the "Common Stock"), of Brenex Oil Corporation dba CinemaElectric, Inc., a Utah corporation (the "Company" or the "Issuer"). The Company's principal executive offices are located at 1201 W. Fifth Street, Suite M 130, Los Angeles, California 90017.

ITEM  2.  IDENTITY AND BACKGROUND.

(a)  This Schedule is being filed by Jeffrey D. Jenson.

(b) The residence address of Jeffrey D. Jenson is 89 Lone Hollow, Sandy, Utah 84092.

(c)  Jeffrey D. Jenson is a stockholder of the Company.

(d) During the last five years, Jeffrey D. Jenson has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, Jeffrey D. Jenson was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, made him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

(f)  Jeffrey D. Jenson is a citizen of the United States of America.

ITEM  3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Shares received on dissolution of a 1999 limited partnership.

ITEM  4.  PURPOSE OF TRANSACTION.

      Shares received on dissolution of a 1999 limited partnership.

ITEM  5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) Jeffrey D. Jenson; 2,931,505 shares; 8.5%; based upon current outstanding shares reflected in EDGAR filings.

(b) Jeffrey D. Jenson has the sole power to direct the vote of the 2,931,505 shares of Common Stock beneficially owned by him and the sole power to direct the disposition of such shares.

(c) Except as set forth in this Schedule 13D, there have been no sales or purchases with respect to the Company's shares effected during the past sixty days by Jeffrey D. Jenson.

(d)  Not Applicable.

(e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None; not applicable.
ITEM  7.  MATERIAL TO BE FILED AS EXHIBITS.

None; not applicable.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 12/03/03

/s/ Jeffrey D. Jenson
---------------------
Jeffrey D. Jenson